FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:  1. Acquisition announcement made on 03 February 2004
                    2. Director Shareholding announcement made on 09 February 2004
                    3. Employee Share Scheme announcement made on 13 February 2004
                    4. Dividend Declaration announcement made on 20 February 2004

Enclosure No. 1

3rd February 2004

RBS to Acquire Credit Card Business of People’s Bank of Connecticut

The Royal Bank of Scotland Group plc ("RBS") has reached agreement with People’s Bank to acquire its credit card business at a premium of $360 million (£200 million), or 15.5%, to receivables.

The credit card business of People’s Bank, based in Connecticut, was established in 1985, and has approximately 1.1 million customer accounts nation-wide, has around $2.3 billion of receivable balances and employs 540 people. The People’s Bank portfolio is predominantly prime and super-prime in credit quality terms.

RBS currently operates one of the largest consumer finance businesses in the world with the bulk of its operations currently based in the UK and mainland Europe.

This acquisition is an important step for RBS giving it entry to the US credit card market, the largest in the world. It gives RBS a credit card platform with card issuing capability across the whole US market and the potential to mirror the success of our Retail Direct business in the UK and Europe where we have a competitive credit card offering and a strong consumer finance business.

People’s Bank already successfully sells credit cards across the US with a focus on California, Connecticut, New York, Florida, Texas and Pennsylvania, utilising the multi-brand capability of its existing platform to sell a number of different cards on behalf of its own Bank and partnerships. The existing infrastructure is scaleable and enhances our range of options for growth in both brands and customer numbers. As with previous acquisitions RBS will focus on strong organic growth through the ongoing relationship with People’s Bank, our Citizens customers who will be supported from this new platform, and the wider US market.

The transaction also brings with it the people and expertise to operate this business in the US.

The deal will be accretive to earnings before goodwill amortisation and integration costs in its first full year and will have minimal impact on RBS capital ratios. It is subject to regulatory approval and is expected to be complete by the end of the first quarter of 2004.

Fred Goodwin, Group Chief Executive of RBS said:

"RBS already operates one of the largest credit card platforms in Europe and this tactical acquisition of a premium credit card portfolio represents a low risk entry to the important US market positioning us well for growth.

"We have a strong track record for organic growth in our business and for innovation in the highly competitive cards market. We are confident this business offers an ideal platform for expansion in the US through existing relationships and the development of other partnerships and channels, mirroring the success we have already achieved in the UK and Europe with credit cards and consumer finance."

Further Information

Media:	Carolyn McAdam – Head of Group Communications, The Royal Bank of Scotland Group (w)+44 131 523 2055 (m)+44 7796 274968
Investor Relations:	Richard O’Connor – Head of Investor Relations The Royal Bank of Scotland Group (w) + 44 207 672 1763 (m) + 44 7909 873681

Enclosure No. 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Anderson Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Frederick Anderson Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Frederick Anderson Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.46

13. Date of transaction

9 February 2004

14. Date company informed

9 February 2004

15. Total holding following this notification

64,733

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Norman Cardie McLuskie

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Norman Cardie McLuskie

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.46

13. Date of transaction

9 February 2004

14. Date company informed

9 February 2004

15. Total holding following this notification

154,523

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

Company Announcement

The Royal Bank of Scotland Group plc

Employee Share Scheme

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the UK Listing Authority for a new block listing of 1,000,000 ordinary shares of 25p each in respect of the Medium-term Performance Plan employee share scheme.

These new shares will rank pari passu in all respects with the existing ordinary shares of the Company. Application has been made for the 1,000,000 new shares to be admitted to the Official List and approval of the block listing application is expected on 17 February 2004.

Further copies of this announcement are available at the Company's offices at 36 St Andrew Square, Edinburgh and at the Company Announcements Department, The Stock Exchange.

Enclosure No. 4

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 31 March 2004

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 31 March 2004. The dividends will be paid on 31 March 2004 at the undernoted rates to holders on the register at the close of business on 16 March 2004. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 16 March 2004.

Series	Dividend payable per share
Series D	US$0.51328125
Series E	US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series I	US$0.50
Series J	US$0.53125
Series K	US$0.4921875

20 February 2004

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 AND SERIES 2 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE PERIOD TO 31 MARCH 2004

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 31 March 2004. The dividends will be paid on 31 March 2004 at the undernoted rates to holders on the register at the close of business on 16 March 2004. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 16 March 2004.

Series	Dividend payable per share
Series 1	US$45.59
Series 2	US$44.085

18 February 2004

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON NON-CUMULATIVE CONVERTIBLE EURO PREFERENCE SHARES of €0.01 FOR THE TWELVE MONTHS TO 31 MARCH 2004

The Directors have declared the specified dividend on the non-cumulative convertible euro preference shares of €0.01 for the twelve months to 31 March 2004.

The dividend will be paid on 31 March 2004 at the rate of €67.70 per share to preference holders on the register at close of business on 16 March 2004.

20 February 2004

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat